Silver David, LLC

Independent Auditor's Report Together with Financial Statements

As of December 31, 2023 and for the inception-to-date period then ended

Silver David, LLC
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250
Allen, Texas 75013
www.abdisheikh.com

Tel. (972) 217-4646
Fax. (972) 217-4645
cpa@abdisheikh.com

_____

INDEPENDENT AUDITOR'S REPORT

To the Managing Member(s) of
Silver David, LLC:

Opinion

We have audited the financial statements of Silver David, LLC, which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in shareholders' equity, and cash flows from inception (November 9, 2023) to December 31, 2023, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of Silver David, LLC as of December 31, 2023, and the results of its operations and its cash flows from inception (November 9, 2023) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of Silver David, LLC, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Silver David, LLC.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Silver David, LLC.'s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Silver David, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
February 20, 2024

Silver David, LLC
Balance Sheet
As of December 31, 2023

ASSETS

Cash and cash equivalents	$	1,000
Total assets	**$**	**1,000**

LIABILITIES

Accounts payable and accrued expenses		-
Total liabilities	$	-

MEMBERS' CAPITAL

Capital contributions	$	1,000
Capital distributions		-
Syndication costs		-
Accumulated deficit		-
Total members' capital	$	1,000
Total liabilities and members' capital	**$**	**1,000**

Silver David, LLC
Statement of Operations
For the inception-to-date period ended December 31, 2023

REVENUE

Investment income	$	-
Total revenue	**$**	**-**

OPERATING EXPENSES

Organizational costs	$	-
Total operating expenses	**$**	**-**

Net investment income (loss)	**$**	**-**

Silver David, LLC
Statement of Cash Flows
For the inception-to-date period ended December 31, 2023

Cash flows from operating activities

Net investment income (loss)	$	-

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Increase (decrease) in accounts payable and accrued expenses		-
Net cash provided (used) by Operating activities	**$**	**-**

Cash flows from investing activities

Decrease (increase) in investments	$	-
Net cash provided (used) by Financing activities	**$**	**-**

Cash flows from financing activities

Capital contributions	$	1,000
Net cash provided (used) by Financing activities	**$**	**1,000**

Net increase (decrease) in cash	**$**	**1,000**
Cash at beginning of period	$	-
Cash at end of period	**$**	**1,000**

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	-

Silver David, LLC
Statement of Changes in Members' Equity
For the inception-to-date period ended December 31, 2023

Description	Class A		Class B		Total	
Members' Equity at inception (November 9, 2023)	$	-	$	-	$	-
Capital contributions		-		1,000		1,000
Capital distributions		-		-		-
Syndication costs		-		-		-
Accumulated deficit		-		-		-
Members' Equity at December 31, 2023	$	-	$	1,000	$	1,000

Silver David, LLC
Notes to Financial Statements - as of December 31, 2023

1. Company and Nature of Operations

Silver David, LLC (the "Company") is a limited liability company organized in Wyoming on November 9, 2023. The Company was initially organized under the name Michelangelos David, LLC, but legally changed its name to Silver David, LLC on January 6, 2024. The mission of Silver David LLC is to market, build, and ultimately sell a posthumous, first-edition original sculpture of Michelangelo's David. This piece will be cast in approximately 70,000 troy ounces of pure, .999 fine silver and is intended to become a truly unique, one-of-one masterpiece created from a mold taken off Michelangelo's marble in 1928.

2. Significant Accounting Policies

a. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The accompanying financial statements are for the financial statements of the Company.

b. Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c. Concentration of Credit Risk

The Company maintains cash with US-based financial institutions. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at these institutions up to $250,000 per depositor.

d. Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $1,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

The Company did not have any property, plant, and equipment as of December 31, 2023.

e. Income Taxes

The Company is a limited liability company (LLC) that is currently treated as a disregarded for tax purposes, however, the Company plans to apply to be treated as a partnership for tax purposes. Consequently, all earnings are passed through to the members and any resulting Federal and\or State income taxes are assessed and paid by the members on their personal tax returns. Accordingly, as of December 31, 2023 the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Since the Company is a newly-formed entity, management didn't identify the existence of any uncertain tax positions.

f. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

Silver David, LLC
Notes to Financial Statements - as of December 31, 2023

g.   Advertising Costs

The Company expenses advertising costs as they are incurred. The Company did not incur any advertising expenses for the inception-to-date period ended December 31, 2023.

h.   Related Party Transactions

For the inception-to-date period ended December 31, 2023, the Fund Manager, Treasure Investments Corp., paid various start-up costs on behalf of the Company and are not required to be reimbursed.

i.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the inception-to-date period ended December 31, 2023, the Company did not incur any organization costs or no deferred offering costs as they were paid on its behalf by the Fund Manager, Treasure Investments Corp.

j.   Capital Structure

The Company is organized as a limited liability company that is authorized to issue two classes of membership interests. The Company is authorized to issue as many Class A Interests as needed to fund its operations and pay fees due to the Fund Manager, Treasure Investments Corp. The Company intends to raise $100,000,000.00 via the sale of Class A Interests pursuant to multiple securities offerings. Assuming the Company raises $100,000,000.00 from outside investors, Class A Interests will represent an aggregate of 30% of the equity in the Company and Class B Interests will represent 70% of the equity in the Company. During any period where the Company has not raised $100,000,000 (exclusive of fees charged to investors), the Class B Interests will be proportionately increased (e.g. if the Company has raised 60% of the $100M, then the Class B Interests will represent 70% of the Company plus 40% of the 30% allocated to Class A Interests (12%), or 82% in aggregate. As of December 31, 2023, the Company issued all of the Class B interests to the Company's founder, Silver David Holdings, LLC, but no Class A membership interest have been issued.

Silver David, LLC
Notes to Financial Statements - as of December 31, 2023

k.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through February 20, 2024, the date that the financial statements were available to be issued. The Company legally changed its name to Silver David, LLC from Michelangelos David LLC on January 6, 2024.

l.   Risks and Uncertainties

Management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and or residual income from its planned operations. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the possible resurgence of the coronavirus pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.